Exhibit 12.1

Fidelity National Financial, Inc.

Ratio of Earnings to Fixed Charges Calculation

	Six Months Ended June 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Adjusted earnings before fixed charges (1)	$334.5	$191.5	$414.8	$548.7	$315.1	$(302.8)	$146.0

Add: fixed Charges
Interest expense and amortization of debt discount and debt issuance costs	$30.5	$28.1	$57.2	$46.2	$36.7	$58.2	$51.9
Estimated interest component of rent expense	19.2	20.8	40.7	44.7	49.6	45.4	53.4

Total fixed charges	$49.7	$48.9	$97.9	$90.9	$86.3	$103.6	$105.3

Total earnings and fixed charges	$384.2	$240.4	$512.7	$639.6	$401.4	$(199.2)	$251.3

Ratio of earnings to Fixed charges	7.7	4.9	5.2	7.0	4.7	(1.9)	2.4

Rent expense	$58.3	$62.9	$123.4	$135.4	$150.2	$137.6	$161.7

(1)	Adjusted earnings are defined as earnings before provision for income tax and discountinued operations and excluding undistributed earnings and losses from unconsolidated affiliates and noncontrolling interests, and fixed charges, excluding capitalized interest.